

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170039

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Dow Chemical Company
Incoming letter dated January 9, 2017

Dear Mr. Mueller:

This is in response to your letter dated January 9, 2017 concerning the shareholder proposal submitted to Dow by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 24, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 9, 2017

The proposal relates to special meetings.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(h)(3). We note your representation that Dow included the proponent's proposal in its proxy statement for its 2015 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 9, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "2017 Proposal") and statement in support thereof received from Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2017 Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor his qualified representative attended the Company's 2015 Annual Meeting of Stockholders to present the Proponent's stockholder proposal contained in the Company's 2015 proxy statement.

A copy of the 2017 Proposal, which would require the Company to amend its bylaws and governing documents to give holders in the aggregate of 15% of outstanding common stock the power to call a special stockholder meeting, is attached hereto as Exhibit A.

ANALYSIS

The 2017 Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither The Proponent Nor His Qualified Representative Attended The Company's 2015 Annual Meeting Of Stockholders To Present The Proponent's Stockholder Proposal Contained In The Company's 2015 Proxy Statement.

Under Rule 14a-8(h)(1), a stockholder proponent must attend the stockholders' meeting to present his stockholder proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that, if a stockholder or his qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such stockholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the 2017 Proposal from its 2017 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2015 Annual Meeting of Stockholders held on May 14, 2015 in Midland, Michigan (the "2015 Annual Meeting") to present a stockholder proposal that he had submitted for that meeting (the "2015 Proposal"). The Company gave timely notice regarding the 2015 Annual Meeting to the Company's stockholders, and, consistent with SEC regulations and Delaware law, the notice clearly delineated the date, time, and location of the Company's 2015 Annual Meeting. The Company included the 2015 Proposal, see Exhibit B, in the Company's 2015 proxy statement as Agenda Item 4 (an excerpt of which is attached hereto as Exhibit C) and was prepared to allow the Proponent, or his qualified representative, to present the 2015 Proposal at the Company's 2015 Annual Meeting. However, neither the Proponent nor a qualified representative of the Proponent attended the Company's 2015 Annual Meeting to present the 2015 Proposal. The Proponent did not provide the Company with any explanation for his, or his qualified representative's, absence. Accordingly, as stated under Item 5.07 of the Company's Form 8-K filed on May 19, 2015, the 2015 Proposal was not considered or voted on at the 2015 Annual Meeting because "[t]he stockholder or a representative failed to appear and present the proposal to limit accelerated executive pay."[1]

On numerous occasions the Staff has concurred that a company may exclude a stockholder proposal under Rule 14a-8(h)(3) because the proponent or his qualified representative, without good cause, failed to appear and present a proposal at either of the company's previous two years' annual meetings. *See, e.g.*, *Expeditors International of Washington, Inc.* (avail. Jan. 20, 2016); *E.I. du Pont de Nemours and Co. (Phippen)* (avail. Feb. 16, 2010); *State Street Corp.* (avail. Feb. 3, 2010); *Entergy Corp.* (avail. Jan. 12, 2010); *Comcast Corp.* (avail. Feb. 25, 2008); *Eastman Kodak Co.* (avail. Dec. 31, 2007) (in each case, concurring with the exclusion of a stockholder proposal under Rule 14a-8(h)(3) where the proponent failed to appear and present their stockholder proposal in the prior year). *See also McDonald's Corp.* (avail. Mar. 3, 2015); *Entergy Corp.* (avail. Jan. 12, 2010, *recon. denied* Mar. 16, 2010); *Comcast Corp.* (avail. Feb. 25, 2008) (in each case, concurring with the exclusion of a stockholder proposal under Rule 14a-8(h)(3) submitted for an annual meeting where the proponent had failed to appear and present its proposal at the annual meeting two years prior).

Consistent with the precedent cited above, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the 2017 Proposal from the 2017 Proxy Materials; and (ii) omit any proposal made by the Proponent from the proxy materials for all stockholders' meetings held in calendar year 2017.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2017 Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, the Company's Corporate Secretary and Assistant General Counsel, at (989) 638-2176.

---

[1] See https://www.sec.gov/Archives/edgar/data/29915/000119312515193306/d929659d8k.htm.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Kenneth Steiner
John Chevedden

102223723.3

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Amy E. Wilson
Corporate Secretary
The Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674
PH: 989 636-1000

Dear Ms. Wilson,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-24-16
Date

cc: Kimberly S. Birch <KSBirch@dow.com>
PH: 989-636-1792
FX: 989-638-1740

[DOW – Rule 14a-8 Proposal, November 20, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Dozens of Fortune 500 companies allow 10% of shares to call a special meeting and this proposal is only asking that 15% of our shares be enabled to call a special meeting. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This is important because there could be 15-months or more between annual meetings.

This proposal is particularly important because we do not have the opportunity to act by written consent. A majority of Fortune 500 companies provide for shareholders to call special meetings and to act by written consent. Perhaps a proxy advisory firm will recommend that companies like ours, with no written consent opportunity for shareholders, in turn allow for 10% or 15% of shareholders to call a special meeting. If our management adopts this proposal it will be a sign that management values our shareholder input.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal [4]

[The line above is for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***



The Dow Chemical Company
Midland, Michigan 48674
USA

November 30, 2016

VIA OVERNIGHT MAIL AND EMAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of The Dow Chemical Company (the "Company"), which received on November 20, 2016, the stockholder proposal you submitted on behalf of Kenneth Steiner (the "Proponent") entitled "Special Shareowner Meetings" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 20, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 20, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms,

reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 20, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 20, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 20, 2016, the required number or amount of Company shares were continuously held: (i) one from

the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at The Dow Chemical Company, Office of the Corporate Secretary, 2030 Dow Center, Midland, MI 48674. Alternatively, you may transmit any response by email to me at aewilson@dow.com.

If you have any questions with respect to the foregoing, please contact me at (989) 638-2176. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy E. Wilson
Corporate Secretary and Assistant General Counsel

cc: Kenneth Steiner

Enclosures



DOW Post-it® Fax Note 7671	Date 12-12-16	# of pages ▶
To Amy Wilson	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 989-638-1740	Fax #	

December 12, 2016

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. Bank of America Corporation (BAC)
2. Southwest Airlines Co (LUV)
3. The Dow Chemical Company (DOW)
4. Ameren Corporation (AEE)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Charles J. Kalil
Corporate Secretary
The Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674
Phone: 989 636-1000

Dear Mr. Kalil,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: Amy E. Wilson <aewilson@dow.com>
FX: 989-638-1740
Kimberly S. Birch <KSBirch@dow.com>
PH: 989-636-2270
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, November 21, 2014]

Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to obtain pay without necessarily having earned it through strong performance.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

EXHIBIT C



The Dow Chemical Company
Midland, Michigan 48674

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON THURSDAY, MAY 14, 2015 AT 10:00 A.M. EDT

March 27, 2015

Dear Stockholder of The Dow Chemical Company:

We are pleased to invite you to the 2015 Annual Meeting of Stockholders of The Dow Chemical Company (the "Meeting") to be held on Thursday, May 14, 2015, at 10:00 a.m. Eastern Daylight Time, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan. A map is printed on the back page of this Proxy Statement and is also included on your admittance ticket. At the 2015 Meeting, stockholders will vote on the following matters either by proxy or in person:

- Election of the 13 Directors named in the attached Proxy Statement.
- Ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for 2015.
- Advisory resolution to approve executive compensation.
- One proposal submitted by a stockholder, if properly presented.
- Transaction of any other business as may properly come before the 2015 Meeting.

Your vote is important. Whether or not you plan on attending the Meeting, please vote your shares as soon as possible on the Internet, by telephone or by mail. Questions may be directed to 877-227-3294 (a toll-free telephone number in the United States and Canada) or 989-636-1792, or faxed to 989-638-1740.

Your Board of Directors has set the close of business on March 16, 2015, as the record date for determining stockholders who are entitled to receive notice of the 2015 Meeting and any adjournment, or postponement, and who are entitled to vote. A list of stockholders of record entitled to vote shall be open to any stockholder for any purpose relevant to the Meeting for ten days before the 2015 Meeting, during normal business hours, at the Office of the Corporate Secretary, 2030 Dow Center, Midland, Michigan.

Since seating is limited, the Board has established the rule that only stockholders or one person holding a proxy for any stockholder or account (in addition to those named as Board proxies on the proxy forms) may attend. A ticket of admission or proof of stock ownership is necessary to attend the 2015 Meeting, as described in this Proxy Statement under "Voting and Attendance Procedures." If you are unable to attend the 2015 Meeting, please listen to the live webcast at the time of the 2015 Meeting, or the replay after the event, at *www.DowGovernance.com.*

Thank you for your continued support and your interest in The Dow Chemical Company.

Amy E. Wilson
Corporate Secretary and Assistant General Counsel

AGENDA ITEM 4
STOCKHOLDER PROPOSAL TO LIMIT ACCELERATED EXECUTIVE PAY

A stockholder has stated that its representative intends to present the following proposal at the 2015 Meeting. The Company will promptly provide the name and address of the stockholder and the number of shares owned upon request directed to the Corporate Secretary.* Dow is not responsible for the contents of the proposal. If properly presented at the 2015 Meeting, **your Board unanimously recommends a vote AGAINST the following proposal** .

Proposal 4 – Limit Accelerated Executive Pay

Resolved: Shareholders ask our board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's executive pay committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive pay. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be broken if such pay is made on an accelerated schedule. Accelerated equity vesting allows executives to obtain pay without necessarily having earned it through strong performance.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4

Company's Statement and Recommendation

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

The Board and the Compensation and Leadership Development Committee believe the Company's current treatment of outstanding and unvested stock-based awards in the event of a change-in-control serves the best interest of our stockholders.

The terms and conditions for Dow's equity awards require a "double trigger" for vesting in the event of a change-in-control, meaning that awards are accelerated only if a change-in-control occurs *and*, within twenty-four months, an executive officer's employment is terminated by the Company for a reason other than death, disability or cause. This is in contrast to a "single trigger" provision that would accelerate equity awards only upon a change-in-control event. The Board believes that our current practice of double trigger acceleration of awards in these circumstances correctly aligns the interests of our executives with the interests of our stockholders in the context of a change-in-control.

A change-in-control event creates uncertainty surrounding the plans of new ownership and whether, through the loss of employment, employees will forfeit their ability to realize value from unvested equity awards. That uncertainty can reduce the incentive for executives to remain with the Company if a change-in-control is imminent. Losing valuable talent at that critical time could reduce the value of the Company to potential acquirers and could impair our ability to maximize the value that stockholders would realize in the transaction. Additionally, the risk of loss of employment and the expected value of equity awards can create certain distractions and potential conflicts of interest for executives in connection with the consideration, negotiation and implementation of a transaction that would lead to a change-in-control. By assuring our senior executives that they will realize the full value of their equity awards if their employment is terminated following a change-in-control, we believe we are maintaining the proper alignment of the interests of executives and stockholders when a potential change-in-control transaction is being considered.

We regularly review our compensation programs relative to market practice and best practices in corporate governance. A recent study conducted by Meridian Compensation Partners evaluated change-in-control practices of 160 major U.S. listed public companies (*2014 Study of Executive Change-in-Control Arrangements*, published online on October 3, 2014, at *www.meridiancp.com*). The study concluded that, in the case of stock options, 73% of the companies accelerate the vesting of equity either upon a change-in-control event (33%) or a change-in-control followed by termination (40%). In the case of performance-based equity awards, 76% of the companies accelerate the vesting of equity either upon a change-in-control event (35%) or a change-in-control followed by termination (41%). We believe our current executive compensation programs are consistent with market practice and with the objective of allowing the Company to attract, retain and motivate talented employees. The Board remains committed to the design and implementation of compensation programs that best align the interests of Dow executives with those of Dow stockholders while providing competitive compensation, and we believe that adoption of this stockholder proposal could undermine the Board's ability to realize these objectives.

For these reasons, Dow believes this proposal is unnecessary and would not serve the best interests of stockholders.

Accordingly, your Board unanimously recommends a vote AGAINST this proposal.

Vote Required

Approval of the resolution requires a majority of votes actually cast on the matter. For purposes of determining the number of votes cast on the matter, only those cast "for" and "against" are included, while abstentions and broker non-votes are not counted in determining whether this resolution is approved.

* Office of the Corporate Secretary, The Dow Chemical Company, 2030 Dow Center, Midland, MI 48674, 989-636-1792 (telephone), 989-638-1740 (fax).